

February 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of APOLLO STRATEGIC GROWTH CAPITAL II, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-fifth Warrant

- Class A Ordinary Shares, par value $0.00025 per share

- Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

Sincerely,